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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number 0-21918

                          NOTIFICATION OF LATE FILING
                                 (Check One):

Form 10-K[x]                Form 11-K[ ]          Form 20-F[ ]        Form 10-Q
[ ]Form N-SAR


For Period Ended: December 31, 1998

________________________________________________________________________________


For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

Part I.   Registrant Information

        Full name of registrant:                  FLIR Systems, Inc.

        Former name if applicable:                N/A

        Address of principal executive office (Street and number):

          16505 S.W. 72nd Avenue
          Portland, OR 97224

________________________________________________________________________________
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Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form NSAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period as a result of difficulties encountered in the collection and compilation of certain financial information from its European subsidiaries that is required to complete the preparation of the consolidated financial statements and notes thereto for the year ended December 31, 1998. The Registrant expects to file its Annual Report on Form 10-K no later than the fifteenth calendar day following the due date.

________________________________________________________________________________

Part IV.   Other Information

(1) Name and telephone number of person to contact in regard to this notification

      J. Mark Samper
      503-372-6378

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the
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preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will report substantially greater revenues and net income for the year ended December 31, 1998 than for the fiscal year ended December 31, 1997 as a result of an acquisition that was completed in December 1997 and accounted for as a purchase.

                              FLIR Systems, Inc.
              --------------------------------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1999         By: /s/ J. Mark Samper
                                  ----------------------------------------------
                                      J. Mark Samper
                                      Vice President and Chief Financial Officer

Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).